Simpson Thacher & Bartlett LLP

2475 HANOVER STREET

PALO ALTO, CA 94304

TELEPHONE: +1-650-251-5000

FACSIMILE: +1-650-251-5002

Direct Dial Number +1-650-251-5095	E-mail Address dwebb@stblaw.com

December 12, 2019

Stacie Gorman

Folake Ayoola

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Velocity Financial, LLC
Registration Statement on Form S-1
Submitted November 6, 2019
File No. 333-234250

Ladies and Gentlemen:

As counsel to Velocity Financial, LLC (the “Company”), we are submitting this letter to the Securities and Exchange Commission (the “Commission”) with respect to the Company’s registration statement on Form S-1 (File No. 333-234250) that was filed on November 6, 2019 (the “Form S-1 Registration Statement”).

Proposed Changes to Form S-1 Registration Statement

Further to the discussion between the undersigned and Stacie Gorman of the Commission’s Staff on December 11, 2019, we have attached as Annex A to this letter the Company’s proposed changes (marked against the filing of November 6, 2019) to the “Recent Developments” subsection of the Summary section of the Form S-1 Registration Statement. When included in a filed version of the Form S-1 Registration Statement, the bullets in Annex A will be replaced with dollar amounts.

Timeline of Filing of Form 8-A

Further to the discussion between the undersigned and Ms. Gorman on December 11, 2019, below is a summary of the Company’s anticipated timeline with respect to seeking effectiveness of the Form S-1 Registration Statement and the filing and effectiveness of the registration statement on Form 8-A that will register the common stock of the Company under Section 12(b) of the Securities Exchange of 1934, as amended.

•	On the date of the pricing of the offering:

•

First, in accordance with timely transmitted requests by the Company and the managing underwriter(s) in accordance with Rule 461 under the Securities Act of 1933, as amended, the Form S-1 Registration Statement is declared effective by the Commission at the time specified in such request or as soon as possible thereafter.

NEW YORK     BEIJING     HONG KONG     HOUSTON     LONDON     LOS ANGELES     SÃO PAULO     TOKYO     WASHINGTON, D.C.

Simpson Thacher & Bartlett LLP

-2-	December 12, 2019

•

Thereafter, on such date, the offering is priced, the Company and the underwriters sign the underwriting agreement, and the Company effects the “Conversion” described in the Form S-1 Registration Statement, converting from a Delaware limited liability company into a Delaware corporation and changing its name to Velocity Financial, Inc.

•	Either on the day of pricing following the actions set forth above or on the business day immediately following the date of the pricing of the offering:

•

The Company, which will now be a Delaware corporation, files the registration statement on Form 8-A related to its common stock. This will happen either on the same day as the actions set forth above or as early as possible the next morning—anticipated to be shortly after 6:00 a.m. Eastern time, when the Commission’s EDGAR system becomes available to accept transmissions—but in any event will happen prior to the scheduled open of trading of the Company’s common stock on the New York Stock Exchange following pricing of the offering.

•

As soon as possible following filing of the registration statement on Form 8-A, the New York Stock Exchange delivers to the Commission a certification of its approval for listing and registration of the Company’s common stock. This is anticipated to happen very shortly following filing of the registratation statement on Form 8-A, but will happen in any event prior to the scheduled open of trading of the Company’s common stock on the New York Stock Exchange. Pursuant to General Instruction A.(c)(2) to Form 8-A, the registration statement on Form 8-A will become effective upon receipt by the Commission of such certification.

We have confirmed with representatives of the New York Stock Exchange that the foregoing sequence of events is acceptable from their perspective, and the Company and its counsel will coordinate with the New York Stock Exchange to ensure that the certification of approval of listing and registration is timely transmitted to the Commission as outlined above.

We note that a number of initial public offerings have been completed with a sequencing of Form S-1 effectiveness, Form 8-A filing and stock exchange certification substantially identical to the sequencing outlined above, including, as several recent examples, the initial public offerings of Change Healthcare Inc. (Form S-1 effectiveness date, June 26, 2019), Grocery Outlet Holding Corp. (Form S-1 effectiveness date, June 19, 2019), BrightView Holdings, Inc. (Form S-1 effectiveness date, June 27, 2018) and Gates Industrial Corporation plc (Form S-1 effectiveness date, January 22, 2018).

* * * * * * *

Please call the undersigned (650-251-5095) or William B. Brentani (650-251-5110) if you wish to discuss this letter.

Very truly yours,

/s/ Daniel N. Webb
Daniel N. Webb

Simpson Thacher & Bartlett LLP

-3-	December 12, 2019

cc:	Christopher Farrar, Chief Executive Officer,

Velocity Financial, LLC

William B. Brentani,

Simpson Thacher & Bartlett LLP

Andrew S. Epstein

Jason D. Myers,

Clifford Chance US LL

ANNEX A

The following charts illustrate the composition of our loans held for sale as of September 30, 2019:

Property Type (1)


Investor 1 - 4
100%

Geography (1)


California
30%
New York
15%
Florida
9%
New Jersey
8%
Other States
38%

Original Loan Amount (1)


<=$250k
33%
$250k - $500k
23%
$500k - $750k
9%
$750k - $1mm
9%
>$1mm
26%

LTV at Origination (1) (2)


>75%
4%
<=60%
21%
60 - 65%
6%
65 - 70%
21%
70 - 75%
48%

(*) Percentages may not sum to 100% due to rounding.

(1) Portfolio stratifications based on unpaid principal balance for loans held for sale as of September 30, 2019.

(2) Represents LTV at origination for population of loans held for sale as of September 30, 2019.

Recent Developments

October 2019 Securitization

In October 2019, we completed the securitization of $162.5 million of investor real estate loans, measured by UPB as of the September 1, 2019 cut-off date, issuing $154.4 million of non-recourse notes payable through the Velocity Commercial Capital Loan Trust 2019-3, or 2019-3. We are the sole beneficial interest holder of 2019-3, a variable interest entity that will be included in our consolidated financial statements. We refer to this transaction as the "October 2019 Securitization."

October 2019 Securitization Sale

In October 2019, the Company sold its remaining retained interests in securitization 2014-1 for approximately $9.7 million. The proceeds will be used to fund our loan originations.

11

Estimates for the Year Ended December 31, 2019 For the year ended December 31, 2019, we expect to report total loan originations of $Š million, compared to total loan originations of $737.3 million for the year ended December 31, 2018, and $554.7 million for the year ended December 31, 2017. For the year ended December 31, 2019, we expect to report net income between $Š million and $Š million, compared to net income of $10.5 million for the year ended December 31, 2018, and $14.0 million for the year ended December 31, 2017. The Company was not subject to income tax prior to January 1, 2018 because prior to that time it elected to be treated as a partnership for U.S. federal income tax purposes. We expect to report members’ equity between $Š million and $Š million as of December 31, 2019, compared to members’ equity of $150.6 million as of September 30, 2019, and of $139.7 million as of December 31, 2018. The foregoing estimated amount of loans originated and estimated range of net income for the year ended December 31, 2019 and estimated range of members’ equity as of December 31, 2019 are preliminary and subject to completion of financial and operating closing procedures for the year ended December 31, 2019. We have begun our normal annual closing and review procedures for the year ended December 31, 2019; however, given the timing of these estimates, the actual amounts of loans originated, net income and members’ equity may differ materially, including as a result of our year-end closing procedures, review adjustments and other developments that may arise between now and the time our audited financial results for the year ended December 31, 2019 are finalized. Therefore, you should not place undue reliance on these estimates. These estimates have been prepared by, and are the responsibility of, our management and have not been reviewed or audited or subject to any other procedures by our independent registered public accounting firm. Accordingly, our independent registered public accounting firm does not express an opinion or any other form of assurance with respect to these estimates. Summary Risk Factors An investment in shares of our common stock involves various risks. You should carefully consider the risks discussed below and under “Risk Factors” beginning on page 19 before purchasing shares of our common stock: we are dependent upon the success of the investor real estate market and conditions that negatively impact this market may reduce demand for our loans and may adversely impact our business, results of operations and financial condition; difficult conditions in the real estate markets, the financial markets and the economy generally may adversely impact our business, results of operations and financial condition; we operate in a competitive market for loan origination and acquisition opportunities and competition may limit our ability to originate and acquire loans, which could adversely affect our ability to execute our business strategy; loans to small businesses involve a high degree of business and financial risk, which can result in substantial losses that would adversely affect our business, results of operation and financial condition; we have no operating history as a publicly traded company, and our inexperience could materially and adversely affect us; we may change our strategy or underwriting guidelines without notice or stockholder consent, which may result in changes to our risk profile and net income;